# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RXO, Inc., CIK 0001929561
CUSIP: 74982T103
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 10/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001732960
Persons authorized to receive notices and communications: MFN Partners Management, LP, Attn: Jonathan Reisman, 222 Berkeley Street, 13th Floor, Boston, Massachusetts (MA), 02116, (617) 443-2040

## Reporting persons
- MFN Partners, LP (CIK 0001732960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of warrants with an exercise price of $0.01 which are only exercisable to the extent that following such exercise, the Reporting Persons' beneficial ownership of the Issuer, together with any attribution parties, does not exceed 19.9% ("Warrants"), and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
- MFN Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of Warrants, and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
- MFN Partners Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of Warrants, and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
- MFN Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of Warrants, and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
- Michael F. DeMichele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of Warrants, and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
- Farhad Nanji: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 32,687,269; sole dispositive power 0; shared dispositive power 32,687,269; aggregate amount beneficially owned 32,687,269 (19.3% of the class)
  Comment: The securities represented in rows 8, 10 and 11 are comprised of (i) 4,577,327 shares of Common Stock issuable upon exercise of Warrants, and (ii) 28,109,942 shares of Common Stock.
  
  The number of shares of Common Stock outstanding for purposes of the percentage calculation in row 13 based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: RXO, Inc.
Address of issuer's principal executive offices: 11215 North Community House Road, Charlotte, North Carolina (NC), 28277
Comment: This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of RXO, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11215 North Community House Road, Charlotte, North Carolina 28277.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Residence or business address: The principal business address of each Reporting Person is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.
Present principal occupation or employment: The Partnership is a private investment partnership, the principal business of which is to make investments. The principal business of MFN GP is to act as the general partner of the Partnership. The principal business of MFN Management is to act as the investment adviser to the Partnership. The principal business of MFN LLC is to act as the general partner of MFN Management. Michael F. DeMichele and Farhad Nanji are managing members of MFN GP and of MFN LLC.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein are directly held by the Partnership and were acquired for the account of the Partnership in multiple transactions that occurred from November 1, 2022 through February 12, 2026. The source of funds used to acquire the Common Stock was the working capital of the Partnership.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons filed an initial Schedule 13G on February 10, 2023, which was amended on February 12, 2024; August 14, 2024; November 13, 2024 and February 12, 2025 (together, the "Schedule 13G"), with respect to the Issuer.

All of the Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business for investment purposes by the Reporting Persons.

Voting Agreement

On October 4, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, C.H. Robinson Worldwide, Inc., a Delaware Corporation ("Parent"), Rover Merger Sub Inc., a Delaware corporation ("Merger Sub 1") and Viking Logistics LLC, a Delaware limited liability company ("NewCo"), pursuant to which pursuant to which (among other things and subject to the terms and conditions set forth therein) (i) Merger Sub 1 will be merged with and into the Issuer (the "First Merger"), with the Issuer surviving the First Merger as a wholly owned Subsidiary of Parent, (ii) immediately following the First Merger, the surviving corporation of the First Merger will be merged with and into NewCo (the "Second Merger"), with NewCo surviving the Second Merger as a wholly owned Subsidiary of Parent. In connection with the transactions contemplated by the Merger Agreement, on October 4, 2026, the Partnership, in its capacity as a stockholder of the Issuer, entered into a voting and support agreement (the "Voting Agreement") with Parent. Under the Voting Agreement, the Partnership committed to agreed to, among other things, vote or execute consents with respect all of its shares of Common Stock that it is entitled to vote in favor of the adoption of the Merger Agreement and against any Acquisition Proposal (as defined in the Voting Agreement), subject to certain terms and conditions contained therein. As of October 5, 2026, Reporting Persons beneficially owned 32,687,269 shares of Common Stock, including 4,577,327 shares of Common Stock issuable upon exercise of Warrants.

In addition, the Partnership agreed that during the term of the Voting Agreement (as set forth in the Voting Agreement) it will not (and will cause its controlled affiliates not to) directly or indirectly transfer any shares of Common Stock beneficially owned by the Partnership, subject to certain exceptions as set forth in the Voting Agreement. The Partnership also agreed to certain non-solicitation provisions as set forth in the Voting Agreement. The Voting Agreement terminates in certain circumstances, including in connection with the termination of the Merger Agreement.

The foregoing description of the Voting Agreement and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to the form of Voting Agreement which is filed as Exhibit 2 hereto and are incorporated by reference herein.

As a result of the foregoing, the Partnership expects to review, consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in the Issuer and intends, subject to the terms of the Voting Agreement, to take any and all actions that it deems appropriate with respect to the performance of its investment. This may include selling or purchasing securities in the future, including merger-arbitrage activity, depending on market conditions and portfolio-management concerns, including liquidity and exposure preferences, and subject to regulatory and other approvals. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Persons' general investment policies with respect to the applicable accounts; (iv) other investment and business opportunities available to the Reporting Persons; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as the Partnership and the Reporting Persons may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions. Further, the Reporting Persons may engage in discussions with representatives of the Issuer or Parent or their respective affiliates regarding the transaction contemplated by the Merger Agreement.

Except as set forth in this Schedule 13D and in the Voting Agreement, the activities described herein will not restrict the Partnership's exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. Except as set forth in this Schedule 13D, the Partnership has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 164,926,128 shares of Common Stock outstanding as of August 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and gives effect to the exercise of 4,577,327 Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule 13D and in the Voting Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of certain Reporting Persons' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1. Joint Filing Agreement
2. Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 5, 2026).

## Signatures
- MFN Partners, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/05/2026)
- MFN Partners GP, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/05/2026)
- MFN Partners Management, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/05/2026)
- MFN Partners Management, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/05/2026)
- Michael F. DeMichele: /s/ Michael F. DeMichele, Michael F. DeMichele, individually (10/05/2026)
- Farhad Nanji: /s/ Farhad Nanji, Farhad Nanji, individually (10/05/2026)